UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “DDC,” “we,” “us” and “our” refer to DDC Enterprise Limited and its subsidiaries.

Information Contained in this Form 6-K Report

On June 29, 2026, the Company held its Class Meeting of the holders of its Class A Ordinary Shares (the “Class A Meeting”) and 2026 Annual Meeting of Shareholders (the “Annual Meeting”).

Class A Meeting

One item of business was acted upon by the Company’s Class A shareholders at the Class A Meeting, which was approved by the Class A shareholders. The voting result was as follows:

Class Meeting Proposal. To consider and approve by a special resolution of the Class A Ordinary Shareholders: subject to the class consent from the holders of the Class B Ordinary Shares of the Company, the voting rights attached to each Class B Ordinary Share be increased from 10 votes to 100 votes on any resolution tabled at a general meeting of the Company, with immediate effect.

For	Against	Abstain
37,263,225	33,655	166,847

Annual Meeting

Seven items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1. To approve as an ordinary resolution: to elect the following persons as Directors of the Company, each to hold office until the next annual general meeting or until his or her successor is duly elected and qualified, subject to earlier death, resignation, or removal pursuant to the Company’s Articles of Association.

Nominee	For	Against	Abstain
Norma Ka Yin Chu	37,289,886	7,102	166,739
George Lai	37,289,886	7,102	166,739
Matthew Gene Mouw	37,289,886	7,102	166,739
Samuel Chun Kong Shih	37,289,886	7,102	166,739

Proposal No. 2. To approve as an ordinary resolution: to ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal year ending December 31, 2026, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

For	Against	Abstain
37,455,995	7,300	432

Proposal No. 3. To approve as an ordinary resolution: to grant the board a general mandate to allot, issue, and deal with additional ordinary shares of the Company, subject to the limits set out in the Company’s memorandum and articles of association and applicable NYSE American rules.

For	Against	Abstain
37,261,583	35,325	166,819

Proposal No. 4. To approve as an ordinary resolution: to grant the board a general mandate to repurchase issued shares of the Company, subject to applicable law and NYSE American rules.

For	Against	Abstain
37,429,011	34,705	11

Proposal No. 5(a). To approve as a special resolution: to authorize the Board to effect a reverse share split (the “Reverse Share Split”) of the Company’s issued and unissued Class A ordinary shares, on a basis ranging from no reverse share split up to a ratio of one-for-ten (1:10) (“Approved Ratio”), with the final Approved Ratio and effective date to be determined by the Board, such that the number of authorized and issued Class A Ordinary Shares is decreased by the Approved Ratio, with the par value per Class A Ordinary Share increased by the Approved Ratio (the “Reverse Share Split Proposal”).

For	Against	Abstain
37,399,506	61,199	22

Proposal No. 5(b). To approve as a special resolution: subject to approval by the shareholders of the Reverse Share Split Proposal, to approve that the Amended and Restated Memorandum and Articles of Association of the Company be altered to reflect the Reverse Share Split.

For	Against	Abstain
37,399,507	64,199	21

Proposal No. 6. To approve as a special resolution: subject to separate consent of (i) holders of the Company’s Class A ordinary shares, and (ii) holders of the Company’s Class B ordinary shares, to approve the proposed variation of class rights that the voting rights attached to each of the Company’s Class B ordinary share be increased from ten (10) votes to one hundred (100) votes on any resolution tabled at a general meeting of the Company, the Company’s amended and restated memorandum and articles of association be amended such that the variation in voting rights attached to each of the Class B ordinary shares is reflected.

For	Against	Abstain
37,230,740	65,659	167,328

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited.

Date: July 1, 2026	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

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